SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 24, 2013

Press Release dated October 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: October 31, 2013

Eni drills successful Evans Shoal appraisal well in Offshore Australia

San Donato Milanese, October 24, 2013 - Eni announces the successful completion of the Evans Shoal North-1 appraisal well in the Evans Shoal gas field in the Timor Sea, Australia. The field is located offshore in the NT/P48 exploration permit in the north Bonaparte Basin, some 300 km northwest of Darwin.

The Evans Shoal North 1 well, drilled in 111 meters water depth and to a target depth of 3,955 meters, is 12 km away from the Evans Shoal-2. Results indicate that these wells share common reservoir characteristics and are in hydraulic communication. During the well production test the gas flow reached the facility constraint of 30 MMscf/day. Eni estimates that the Evans Shoal gas field contains at least 8 Tcf of raw gas in place.

Eni remains committed to fast track development of the significant and known resources in this exploration area.

The partners in the NT/P48 joint venture are Eni Australia Ltd (32.5%), Shell (32.5% and Operator), Petronas Carigali (Australia) Pty Ltd (25%) and Osaka Gas Australia Pty Ltd (10%). Eni operates the Evans Shoal North well on behalf of the joint venture.

Eni has been present as an operator in Australia since 2000 and in Timor-Leste since 2006. In Australia, Eni is the operator and 100% owner of the Blacktip Gas Project. It is also the operator (with 40% equity) of the Kitan oil field in the Joint Petroleum Development Area (JPDA) between Australia and Timor-Leste. In addition, Eni has a non-operated interest in the Bayu-Undan gas and condensate field and the associated Darwin LNG plant. Eni has interests in 15 offshore exploration and production licenses in Australia, Timor-Leste and JPDA waters, 12 of which are Eni operated.

Company Contacts:

Press Office: Tel. +39 02.52031875 - +39 06.59822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39 80011223456
Switchboard: +39 06.59821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni Announces Results for the Third Quarter
and Nine Months 2013

San Donato Milanese, October 30, 2013 - Eni, the international oil and gas company, today announces its group results for the third quarter and nine months 2013 (unaudited)1.

Financial highlights2

•	Adjusted operating profit: euro 3.44 billion for the quarter (down 15.7%3); euro 9.1 billion for the nine months (down 35.2%3);
•	Adjusted net profit: euro 1.17 billion for the quarter (down 29.4%3); euro 3.13 billion for the nine months (down 41%3);
•	Net profit: euro 3.99 billion for the quarter (up 61.9%); euro 5.81 billion for the nine months (down 5.8%);
•	Operating cash flow: euro 3.04 billion for the quarter; euro 7.79 billion for the nine months;
•	Leverage at 0.24.

Operational highlights

•	Oil and gas production: 1.653 mmboe/d in the quarter, down 3.8%, due to extraordinary reductions in Nigeria and Libya (down 3.1% in the nine months);
•	Recognized net consideration and net gain of euro 3 billion on the divestment to CNPC of the 28.57% interest in Eni East Africa, owner of the mineral rights in Area 4 in Mozambique;
•	Produced first oil at the giant Kashagan oil field;
•	Made large exploration successes offshore Mozambique, Congo and Australia;
•	Resource base increased by 0.7 billion barrels in the quarter; 1.6 billion barrels in the nine months.

Paolo Scaroni, Chief Executive Officer, commented:
"In the third quarter of 2013, we achieved significant exploration successes, made excellent progress in our development activities with new field start-ups and monetized part of our interest in Mozambique. These operating successes strengthen our profitability outlook against the backdrop of a quarter that has not only been affected by difficult market conditions in the European markets of mid and downstream, but also by the extraordinary reductions of production in Nigeria and Libya, and by the appreciation of the euro. Considering that these trends are temporary and given the solidity of our businesses, we will start the buyback program."

(1) This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2) Throughout this press release, changes in the Group results for the third quarter and nine months 2013 are calculated with respect to results earned by the Group’s continuing operations in the third quarter and nine months 2012 considering that at the time Snam was consolidated in the Group accounts and reported as discontinued operations based on IFRS 5.
(3) These changes are calculated excluding Snam’s contribution to the Group results in the third quarter and nine months 2012. This is the result of Snam transactions with Eni included in the continuing operations results of the third quarter and nine months 2012 according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Financial highlights

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
4,370	1,947	3,439	(21.3)	Adjusted operating profit - continuing operations (b)	14,828	9,099	(38.6)
4,078	1,947	3,439	(15.7)	Adjusted operating profit - continuing operations excluding Snam contribution	14,040	9,099	(35.2)
1,779	576	1,171	(34.2)	Adjusted net profit - continuing operations	5,612	3,132	(44.2)
0.49	0.16	0.32	(34.7)	- per share (euro) (c)	1.55	0.86	(44.5)
1.23	0.42	0.85	(30.9)	- per ADR ($) (c) (d)	3.97	2.27	(42.8)
1,658	576	1,171	(29.4)	Adjusted net profit - continuing operations excluding Snam contribution	5,306	3,132	(41.0)

2,464	275	3,989	61.9	Net profit - continuing operations	6,164	5,807	(5.8)
0.68	0.07	1.10	61.8	- per share (euro) (c)	1.70	1.60	(5.9)
1.70	0.18	2.91	71.2	- per ADR ($) (c) (d)	4.36	4.21	(3.4)

21			..	Net profit - discontinued operations	165		..
2,485	275	3,989	60.5	Net profit	6,329	5,807	(8.2)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted Operating Profit
In the third quarter of 2013, adjusted operating profit was euro 3.44 billion, down 15.7% when excluding Snam’s contribution to continuing operations in the third quarter of 2012. With the exception of Versalis, all of Eni’s businesses recorded a decline in operating profit. The Exploration & Production Division was down euro 419 million, or 9.7%, due to the appreciation of the euro vs. the US dollar (up 5.9%) and extraordinary disruptions; the Refining & Marketing and Gas & Power Divisions reported deeper losses of euro 113 million and euro 52 million, respectively, due to continued deterioration in sale prices and margins, reflecting weak demand, oversupply and increasing competitive pressures; finally the Engineering & Construction segment saw a contraction of 38.5% in operating profit due to a slowdown in business activity. It is worth mentioning that the Gas & Power Division results benefited only partially from certain price revisions at long-term supply contracts, some of which are still pending and therefore delaying the recognition of the associated economic effects.
In the nine months of 2013, adjusted operating profit was euro 9.1 billion, down 35.2% excluding Snam’s contribution to continuing operations in the nine months of 2012. This decline was driven by the trends described above and the operating losses incurred by the Engineering & Construction segment in the second quarter of 2013 following revised margin estimates at certain large contracts. Furthermore, the Gas & Power Division results for the nine months of 2012 were boosted by the economic benefits associated with the renegotiations of certain long-term gas supply contracts which had retroactive effects to the beginning of 2011.

Adjusted Net Profit
In the third quarter of 2013, adjusted net profit was euro 1.17 billion, down 29.4% when excluding Snam’s contribution to continuing operations in the third quarter of 2012. The decline was due to a reduced operating performance, lower income from interests in industrial joint ventures and an increase of approximately 10 percentage points in the Group adjusted tax rate. This rose to 63.4% due to a higher contribution to Group profit before income taxes from the Exploration & Production segment which is subject to a larger fiscal take than other Group’s businesses.
In the nine months of 2013, adjusted net profit was euro 3.13 billion, down 41% when excluding Snam’s contribution to continuing operations in the nine months of 2012. The Group adjusted tax rate increased by 11 percentage points.

Net Profit
In the third quarter of 2013, net profit amounted to euro 3.99 billion, up by euro 1.53 billion or 61.9% from the same quarter of 2012 driven by the recognition of the gain on the divestment of the 28.57% stake in Eni East Africa, which retains a 70% interest in Area 4 in Mozambique, to CNPC, amounting to euro 3 billion net of the related tax charges. This positive was partly offset by a decrease in operating performance and other changes.
In the nine months of 2013, net profit was euro 5.81 billion, down by 5.8%.

Capital Expenditure
Capital expenditure for the third quarter of 2013 amounted to euro 3.05 billion (euro 8.98 billion for the nine months of 2013) and mainly related to the continuing development of oil and gas reserves. In the nine months of 2013 the Group also incurred expenditures of euro 0.22 billion to finance acquisitions, joint venture projects and equity investees.

Cash Flow
In the third quarter of 2013, net proceeds from the transaction in Mozambique of euro 3 billion and net cash generated by operating activities of euro 3,036 million were used to fund financing requirements associated with capital expenditure (euro 3,053 million) and the 2013 interim dividend payment of euro 1,993 million to Eni’s shareholders. Net borrowings4 decreased by euro 1,346 million from June 30, 2013 to euro 15,146 million as of September 30, 2013 (down by euro 365 million from December 31, 2012, which also reflected a lower amount of trade receivables transferred to financing institutions).
In the nine months of 2013, net cash generated by operating activities amounted to euro 7,788 million, which was also impacted by a lower amount of trade receivables transferred to financing institutions due in subsequent reporting periods as compared to what has been done in the fourth quarter of 2012 (down by euro 388 million). Proceeds from disposals (euro 6,010 million) related to the divestment of Eni’s interest in Mozambique, as well as the divestment of the available-for-sale interests in Snam (euro 1,459 million) and Galp (euro 810 million). Cash outflows mainly related to capital expenditure (euro 8,984 million) and dividend payments (euro 4,200 million).

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage5 – declined to 0.24 at September 30, 2013 from 0.25 as of December 31, 2012 and 0.27 as of June 30, 2013. The ratio was positively influenced by lower net borrowings, whilst, as far as shareholders’ equity is concerned, net profit for the period was offset by dividend payments and negative currency translation differences (down euro 1.12 billion) relating to net assets of dollar-reporting subsidiaries.

Operational Highlights and Trading Environment

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

				KEY STATISTICS
1,718	1,648	1,653	(3.8)	Production of oil and natural gas	(kboe/d)	1,686	1,633	(3.1)
891	845	851	(4.5)	- Liquids	(kbbl/d)	871	838	(3.8)
4,545	4,410	4,402	(3.1)	- Natural gas	(mmcf/d)	4,473	4,368	(2.4)
19.48	19.04	18.35	(5.8)	Worldwide gas sales	(bcm)	70.24	67.61	(3.7)
10.54	8.69	8.45	(19.8)	Electricity sales	(TWh)	32.45	26.30	(19.0)
3.05	2.49	2.54	(16.7)	Retail sales of refined products in Europe	(mmtonnes)	8.32	7.36	(11.5)

Exploration & Production
In the third quarter of 2013, Eni’s liquids and gas production of 1,653 kboe/d declined by 3.8% from the third quarter of 2012, reflecting significant force majeure events in Nigeria and in Libya (down by approximately 50 kboe/d). New field start-ups and continuing production ramp-ups mainly in Russia, Algeria, Angola and Egypt, offset planned facility downtime, in particular in the North Sea, and mature field declines. In the nine months of 2013, hydrocarbon production declined by 3.1% from the nine months of 2012 due to the drivers described in the quarterly disclosure.

Gas & Power
In the third quarter of 2013, Eni’s worldwide natural gas sales declined by 1.13 bcm, or 5.8%, to 18.35 bcm, mainly due to the use of the higher flexibility obtained from the renegotiation of long-term supply contracts. This was against the backdrop of an ongoing downturn in demand, intensified competitive pressure and oversupplies. Eni’s sales in Italy reported a slight increase (up 2.9% to 6.13 bcm in the quarter) due to higher spot sales offsetting continuing lower supplies to the power generation segment. Eni’s natural gas sales in the European markets decreased by 17.6%, particularly in the UK due to lower spot sales, and in France and Benelux reflecting increased competitive pressures. Gas sales in Germany/Austria reported an increase. Sales to importers to Italy experienced a substantial increase due to the recovery of Libyan supplies. Sales to extra-European markets increased by 5.3% in the quarter, reflecting higher LNG volumes sold in international markets.
In the nine months of 2013, natural gas sales of 67.61 bcm declined by 3.7% from the nine months of 2012, due to the same drivers described above and the divestment of Eni’s interest in Galp in 2012. Net of the impact of Galp, the reduction declined to 1.5%.

(4) Information on net borrowings composition is furnished on page 31.
(5) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 31 for leverage.

Refining & Marketing
In the third quarter of 2013, refining margins in the Mediterranean area fell sharply to $2.14 per barrel (down 73.1% from the third quarter 2012; down 39.9% from the nine months of 2012). This was driven by ongoing structural weaknesses in the industry due to overcapacity, shrinking demand and high feedstock costs. Furthermore, results at Eni’s refining business were adversely impacted by negative trends in differentials between the marker Brent and crudes supplied within Eni’s circuit.
In the third quarter of 2013, retail sales in Italy were down by 23.7% to 1.71 million tonnes (down by 15.9% in the nine months) due to falling domestic consumption and increasing competitive pressure. Eni’s market share dropped to 27.2% in the third quarter compared to a share of 34.5% in the same quarter of the previous year, which was boosted by the benefits associated with a marketing campaign "riparti con eni" during the summer weekends.
In the third quarter of 2013, retail sales in the European markets slightly increased to 0.83 million tonnes, or 2.5% (broadly in line with the nine months to 2.29 million tonnes) due to higher sales in Germany.

Currency
Results of operations for the third quarter and nine months of 2013 were negatively impacted by the appreciation of the euro vs. the US dollar (up 5.9% and 2.8% in the third quarter and in the nine months of 2013, respectively).

Portfolio Developments

Mozambique
On July 26, 2013, following completion of certain conditions precedent, including relevant Authorities’ approval, Eni finalized the sale of an interest of 28.57% in Eni East Africa (EEA) to China National Petroleum Corporation (CNPC). EEA currently retains an interest of 70% in the Area 4 mineral property, offshore Mozambique. CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain a 50% interest through the remaining stake in Eni East Africa.
The total consideration of euro 3,386 million includes the agreed price of $4,210 million for the 20% stake, as defined by the Share Sale and Purchase Agreement signed on March 14, 2013, as well as certain price adjustments reflecting financial interest accrued in the period and other charges.
Eni recorded through profit a net gain on the disposal amounting to euro 3,359 million, which was classified as a gain from investments (euro 2,994 million, net of tax charges incurred in Mozambique and Italy).
CNPC’s entrance into Area 4 is a strategic development for the project because of the standing of the Chinese company in the global upstream and downstream sectors. In addition, the planned activities of the Joint Study Agreement progressed to develop a promising shale gas block located in the Sichuan Basin in China.

In September 2013, Eni made the tenth discovery in Area 4 at the Agulha exploration prospect. Management estimates that the Agulha structure may contain from 5 to 7 trillion cubic feet of gas in place. Agulha was drilled in 2,492 meters of water and reached a total depth of 6,203 meters. The discovery opens a new exploration play in the Southern section of Area 4 where the drilling of three additional wells is planned for 2014.

Kazakhstan
On September 11, 2013, the first oil from the giant Kashagan field was produced. During the initial production phase, output will grow up to 180,000 barrels per day. Thereafter, output will increase progressively up to the planned production plateau predicted at 370,000 barrels of oil per day by the Experimental Program.

Congo
In September 2013, Eni acquired the Ngolo exploration block, which is part of the Cuvette Basin. Eni will act as operator in joint venture with the Congolese state company Société Nationale des Pétroles du Congo (SNPC). Exploration activities will take place over a period of 10 years. The Cuvette Basin, so far little explored, is one of the new themes of frontier exploration in Africa.

Australia
On October 24, 2013, exploration activity yielded positive results, with the Evans Shoal North-1 appraisal well, in the NT/P48 permit (Eni’s interest 32.5%) located in the Timor Sea. The total potential of the Evans Shoal discovery is estimated at 8 Tcf of raw gas in place.

Start-ups
In the nine months of 2013, in line with production plans, the following projects have been started up:
(i)	Algeria: the MLE-CAFC field (Eni’s interest 75%) with an overall plateau of approximately 33 kboe/d net to Eni by 2016 and the El Merk field (Eni’s interest 12.25%) with an expected peak at 18 kboe/d net to Eni expected in 2015;

(ii)	Angola: the liquefaction plant managed by the Angola LNG consortium (Eni’s interest 13.6%) with the first cargo in June 2013. The plant will treat 10,594 bcf of gas in 30 years;
(iii)	Nigeria: in Block OML 125 (Eni operator with an 85% interest) the offshore Abo - Phase 3 project;
(iv)	Venezuela: the accelerated early production of the giant Junin 5 oil field (Eni’s interest 40%) in the Orinoco Faja. Early production is expected to reach 75 kbbl/d in 2015; and
(v)	Norway: the offshore Skuld field (Eni’s interest 11.5%) with production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni).
Exploration Successes
In the nine months of 2013, main exploration successes occurred in:
(i)	Egypt, with the Rosa North-1X oil discovery in the Meleiha license (Eni’s interest 56%). Development will entail the drilling of a new well in 2013. Total production this year will be 5 kbbl/d supported by the synergies with production facilities existing in the area;
(ii)	Angola, in offshore Block 15/06 (Eni operator with a 35% interest), with the Vandumbu 1 oil discovery;
(iii)	Congo, in offshore Block Marine XII (Eni operator with a 65% interest) with the oil and gas discovery and the appraisal of the Nene Marine field;
(iv)	Mozambique, in addition to the discovery disclosed above, with the Coral 3, Mamba South 3 and Mamba North East 3 delineation wells that strengthen the mineral potential of the area bringing the estimated mineral potential up to 80 Tcf of gas in place;
(v)	Ghana, with the Sankofa East-2A appraisal well, in the Offshore Cape Three Points license (Eni operator with a 47.22% interest), that confirmed the high mineral oil potential of the Western area. The total potential of the Sankofa discovery is estimated at 450 mmbbl of oil in place with recoverable reserves up to 150 mmbbl;
(vi)	Pakistan, with the gas discovery of Lundali 1 in the onshore Sukhpur Concession (Eni operator with a 45% interest) with a production capacity in excess of 3 kboe/d.

Outlook

The global economy is forecast to recover at a moderate pace in 2013, as both the financial risk and prolonged recessionary phase in the Euro-zone have wound down. The price of crude oil is affected by ongoing geopolitical risks and supply disruptions that have affected several exporting countries, against the backdrop of moderate dynamics in crude oil demand. Trends in crude oil prices are expected to be more than offset by the appreciation of the euro vs. the US dollar for oil companies that report in euros. The trading environment is anticipated to remain depressed in the European sectors of gas marketing, power generation, refining and the marketing of fuels and in the chemical sector. This was driven by weak demand for commodities, oversupply and competitive pressures. In this scenario, the recovery of profitability in the Gas & Power and Refining & Marketing Divisions and Versalis will depend mainly on management actions to optimize operations and improve the cost position.

Management expectations for full-year production and sales of Eni businesses are highlighted below:
-	Production of liquids and natural gas: full-year production is expected to be lower compared to 2012 due to the impact of geopolitical factors, in particular in Nigeria and Libya. Major project start-ups, such as those in Kazakhstan, Algeria and Angola, and continuing production ramp-up at fields started in 2012, in particular in Egypt, will proceed but will not be sufficient to offset these force majeure events, mature field declines and the effect of 2012 asset disposals;
-	Gas sales: natural gas sales are expected to decrease compared to 2012 (95.32 bcm in 2012, including consolidated sales and Eni’s share of joint ventures) mainly due to the divestment of Galp and the use of the flexibility achieved through the renegotiation of long-term supply contracts;
-	Refining throughputs on Eni’s account: processed volumes are expected to decline from 2012 (30.01 million tonnes in 2012), reflecting an ongoing industry downturn and the planned shut down of the Venice plant to start the Green Refinery project;
-	Retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes declining from 2012 (10.87 million tonnes in 2012) due to an expected contraction in domestic demand, increasing competitive pressure and the factoring of the effect of a marketing campaign which was executed during the summer week-ends of 2012. The expected fall in domestic retail volumes will only be partially absorbed by increased sales in the rest of Europe;
-	Engineering & Construction: this segment is expected to report a substantial reduction in the full year 2013 results.

In 2013, management expects a capital budget broadly in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, excluding Snam investments). In 2013, the company is focused on the development of hydrocarbon reserves in Sub-Saharan and North Africa, Norway, the United States, Iraq, Kazakhstan and Venezuela. Additionally, exploration projects in Sub-Saharan Africa, Norway, Egypt, the United States and new emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and bio-technologies in the Chemical sector. Assuming a Brent price of $108 a barrel on average for the full year 2013, the ratio of net borrowings to total equity – leverage – is projected to remain substantially in line with the level achieved at the end of 2012, due to cash flows from operations and portfolio management.

This press release for the third quarter and nine months of 2013 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF).
Results and cash flow are presented for the third and second quarter and the nine months of 2013, and for the third quarter and the nine months of 2012. Information on liquidity and capital resources relates to end of the period as of September 30, 2013, June 30, 2013, and December 31, 2012. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002, and do not differ from the accounting standards adopted in the preparation of our statutory consolidated annual report for the year ended December 31, 2012 and the semi-annual consolidated statutory report at and for the six months ended June 30, 2013. Investors are urged to read the accounting standards and policies of such regulatory filings.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure development and management of oil and gas resources, dividends, buyback, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the third quarter cannot be extrapolated on an annual basis.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and nine months of 2013 (unaudited) is also available on the Eni web site eni.com.

Quarterly Consolidated Report

Summary results for the third quarter and nine months of 2013

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

31,494	28,111	29,423	(6.6)	Net sales from operations - continuing operations	94,697	88,699	(6.3)
4,081	1,459	3,303	(19.1)	Operating profit - continuing operations	13,421	8,596	(36.0)
(491)	326	(5)		Exclusion of inventory holding (gains) losses	(577)	331
780	162	141		Exclusion of special items	1,984	172

4,370	1,947	3,439	(21.3)	Adjusted operating profit - continuing operations	14,828	9,099	(38.6)

				Breakdown by Division:
4,336	3,409	3,917	(9.7)	Exploration & Production	13,670	11,325	(17.2)
(304)	(436)	(356)	(17.1)	Gas & Power	314	(1,019)	..
52	(174)	(61)	..	Refining & Marketing	(314)	(387)	(23.2)
(173)	(82)	(111)	35.8	Versalis	(367)	(256)	30.2
387	(680)	238	(38.5)	Engineering & Construction	1,154	(238)	..
(40)	(52)	(52)	(30.0)	Other activities	(142)	(159)	(12.0)
(64)	(76)	(92)	(43.8)	Corporate and financial companies	(243)	(250)	(2.9)
176	38	(44)		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	756	83
4,078	1,947	3,439	(15.7)	Adjusted operating profit - continuing operations excluding Snam contribution	14,040	9,099	(35.2)
(133)	(279)	(104)		Net finance (expense) income (b)	(943)	(586)
364	331	217		Net income from investments (b)	833	689
(2,482)	(1,824)	(2,251)		Income taxes (b)	(8,427)	(6,320)
53.9	91.2	63.4		Tax rate (%)	57.3	68.7

2,119	175	1,301	(38.6)	Adjusted net profit - continuing operations	6,291	2,882	(54.2)

2,464	275	3,989	61.9	Net profit attributable to Eni’s shareholders - continuing operations	6,164	5,807	(5.8)
(293)	203	(1)		Exclusion of inventory holding (gains) losses	(363)	209
(392)	98	(2,817)		Exclusion of special items	(189)	(2,884)

1,779	576	1,171	(34.2)	Adjusted net profit attributable to Eni’s shareholders - continuing operations	5,612	3,132	(44.2)
45			..	Adjusted net profit attributable to Eni’s shareholders - discontinued operations	195		..
1,824	576	1,171	(35.8)	Adjusted net profit attributable to Eni’s shareholders	5,807	3,132	(46.1)
1,658	576	1,171	(29.4)	Adjusted net profit attributable to Eni’s shareholders - continuing operations excluding Snam contribution	5,306	3,132	(41.0)

				Net profit attributable to Eni’s shareholders - continuing operations
0.68	0.07	1.10	61.8	per share (euro)	1.70	1.60	(5.9)
1.70	0.18	2.91	71.2	per ADR ($)	4.36	4.21	(3.4)
				Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.49	0.16	0.32	(34.7)	per share (euro)	1.55	0.86	(44.5)
1.23	0.42	0.85	(30.9)	per ADR ($)	3.97	2.27	(42.8)
3,622.8	3,622.8	3,622.8		Weighted average number of outstanding shares (c)	3,622.8	3,622.8
1,909	1,954	3,036	59.0	Net cash provided by operating activities - continuing operations	10,249	7,788	(24.0)
(67)			..	Net cash provided by operating activities - discontinued operations	15		..
1,842	1,954	3,036	64.8	Net cash provided by operating activities	10,264	7,788	(24.1)

3,224	2,812	3,053	(5.3)	Capital expenditure - continuing operations	8,871	8,984	1.3

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading Environment Indicators

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

109.61	102.44	110.37	0.7	Average price of Brent dated crude oil (a)	112.10	108.45	(3.3)
1.250	1.306	1.324	5.9	Average EUR/USD exchange rate (b)	1.281	1.317	2.8
87.69	78.44	83.36	(4.9)	Average price in euro of Brent dated crude oil	87.51	82.35	(5.9)
7.96	3.97	2.14	(73.1)	Average European refining margin (c)	5.59	3.36	(39.9)
7.35	3.76	1.69	(77.0)	Average European refining margin Brent/Ural (c)	5.64	3.25	(42.4)
6.37	3.04	1.62	(74.6)	Average European refining margin in euro	4.36	2.55	(41.5)
9.00	10.06	10.11	12.3	Price of NBP gas (d)	9.14	10.54	15.3
0.4	0.2	0.2	(44.4)	Euribor - three-month euro rate (%)	0.7	0.2	(71.0)
0.4	0.3	0.3	(30.2)	Libor - three-month dollar rate (%)	0.5	0.3	(36.2)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group Results

Net profit attributable to Eni’s shareholders amounted to euro 3,989 million for the third quarter of 2013, an increase of euro 1,525 million, or 61.9%, reflecting the net gain of euro 2,994 million from the divestment of an interest in mineral rights in Mozambique to the Chinese company CNPC.
This gain was partly offset by a decline of 19.1% in reported operating profit (down to euro 3,303 million). This was driven by the appreciation of the euro vs. the dollar and extraordinary disruptions in the Exploration & Production Division and continued deterioration in sale prices and margins in the downstream gas and refining businesses due to lowering demand, oversupply in the Group’s reference markets and strong competitive pressures. Finally the operating result of Saipem continued to decline from 2012 levels. These negatives were partly offset by the fact that the third quarter of 2012 result was hit by extraordinary provisions to account for price revisions of certain long-term gas supply contracts, owing also to the definition of a number of arbitration proceedings.
Lower finance expenses (up euro 279 million) reflecting lower interest costs on Group borrowings and other changes were offset by higher income taxes (down euro 287 million). The Group reported tax rate was influenced by the rate applicable to the gain on the divestment to CNPC.

In the nine months of 2013, net profit attributable to Eni’s shareholders was euro 5,807 million, a decrease of euro 357 million, down by 5.8% from the nine months of 2012. This decrease was due to the same drivers described above as well as the operating losses incurred by the Engineering & Construction segment in the second quarter of 2013 following revised margin estimates at certain large contracts.

In the third quarter of 2013, adjusted operating profit was euro 3,439 million, down 21.3% from the third quarter of 2012 (euro 9,099 million in the nine months of 2013, down by 38.6%). Excluding Snam’s contribution to continuing operations in the third quarter of 2012, the decline in the third quarter of 2013 operating profit was 15.7% (35.2% in the nine months).

Adjusted net profit attributable to Eni’s shareholders amounted to euro 1,171 million, down by euro 608 million from the third quarter of 2012 (down 34.2%). Excluding Snam’s contribution to continuing operations in the third quarter of 2012, the decline in the third quarter of 2013 adjusted net profit lowered to 29.4%. Adjusted net profit was calculated by excluding special gains of euro 2,817 million, mainly relating to the gain on the divestment to CNPC.

In the nine months of 2013, adjusted net profit attributable to Eni’s shareholders amounted to euro 3,132 million, down by euro 2,480 million from the nine months of 2012 (down 44.2%, or 41% when excluding Snam’s contribution to continuing operations in the nine months of 2012). Adjusted net profit was calculated by excluding an inventory holding loss of euro 209 million and special gains of euro 2,884 million, resulting in a net negative adjustment of euro 2,675 million.

Special items in operating profit6 (euro 141 million and euro 172 million in the third quarter and nine months of 2013, respectively) mainly regarded: (i) the write-off of Saipem’s Perro Negro drilling rig, following the accident which occurred in July 2013 (euro 110 million) which was partly offset by gains on the divestment of marginal mineral assets in the Exploration & Production Division

(6) Net of exchange rate derivative instruments reclassified in operating profit as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk of commodity pricing formulas.

(euro 21 million and euro 86 million in the quarter and nine months, respectively); (ii) impairment losses recorded at oil&gas properties (euro 2 million in the quarter and euro 41 million in the nine months), and to write down compliance and stay-in-business capital expenditure incurred at certain assets which were impaired in previous reporting periods (euro 23 million and euro 64 million in the two reporting periods, respectively); (iii) commodity derivatives recognized through profit as lacking the formal criteria for hedge accounting (losses of euro 173 million and euro 227 million in the two reporting periods, respectively); (iv) exchange rate differences and exchange rate derivative instruments reclassified as operating items (losses of euro 84 million and euro 155 million in the two reporting periods, respectively); and (v) environmental provisions and redundancy incentives.
Non-operating special items included, in addition to the gain on the divestment to CNPC, the gains on the divestment of an interest of 8% in the share capital of Galp amounting to euro 95 million, of which euro 65 million related to the reversal of the evaluation reserve, and on the divestment of an interest of 11.69% of the share capital of Snam amounting to euro 75 million, of which euro 8 million related to the reversal of the evaluation reserve.

Results by Division

The trends in the Group’s adjusted net profit reported in the third quarter and the nine months of 2013 were determined by lower adjusted operating profit achieved by all Eni’s business segments, except for Versalis.

Exploration & Production
In the third quarter of 2013 the Exploration & Production Division reported a 9.7% decrease in adjusted operating profit to euro 3,917 million (down 17.2% in the nine months) driven by lower production sold impacted by extraordinary disruptions in Nigeria and in Libya and the appreciation of the euro vs. the dollar (down euro 230 million). In the nine months, results were also impacted by lower hydrocarbons realizations in dollar terms. Adjusted net profit of euro 1,654 million in the third quarter of 2013 decreased by 14.1% (down 15.4% in the nine months to euro 4,765 million) reflecting lower operating performance and reduced net income from investments.

Gas & Power
In the third quarter of 2013, the Gas & Power Division reported an adjusted operating loss of euro 356 million, down 17.1% from the third quarter of 2012 (down euro 52 million) due to continued deterioration in selling prices to large customers in Italy against the backdrop of weak gas demand and increasing competitive pressure, as well as plunging margins on the production and sale of electricity. It is worth mentioning that the Gas & Power Division results benefited only partially from certain price revisions at long-term supply contracts; in fact some renegotiations are still pending therefore delaying the recognition of the associated economic effects. Adjusted net loss reported in the third quarter of 2013 amounted to euro 116 million, worsening by euro 50 million from the third quarter of 2012.
In the nine months of 2013, the Gas & Power Division reported deeper adjusted operating losses at minus euro 1,019 million, declining by euro 1,333 million from the same period of the previous year (an operating profit of euro 314 million in the nine months of 2012). The result of the nine months of 2012 benefited of the renegotiation of certain supply contracts which were retroactive to the beginning of 2011. The other drivers explaining trend results are the same as described in the quarterly disclosure.
In the nine months of 2013 the Gas & Power Division reported an adjusted net loss of euro 487 million, worsening by euro 1,046 million from the nine months of 2012, also reflecting lower results from equity accounted entities.

Refining & Marketing
In the third quarter of 2013, the Refining & Marketing Division reported an adjusted operating loss of euro 61 million, worsening by euro 113 million from the third quarter of 2012 (a profit of euro 52 million) due to falling refining margins driven by structural headwinds in the industry, which were exacerbated by negative trends in differentials between the marker Brent and heavy crudes. Adjusted net loss of euro 38 million increased by euro 89 million from the net profit of euro 51 million reported in the third quarter of 2012. In the nine months of 2013 the Refining & Marketing Division reported an adjusted operating loss of euro 387 million (down euro 73 million from the same period of the previous year) mainly due to the same drivers described in the quarterly disclosure. Adjusted net loss amounted to euro 27 million, reflecting lower operating performance.

Versalis
In the third quarter of 2013, Versalis reported an adjusted operating loss of euro 111 million, improving by euro 62 million from the third quarter of 2012, as the benchmark margin on cracking recovered from the particularly depressed level of 2012. This positive was partly offset by lower sales volumes due to weak demand for commodities. Adjusted net loss decreased by euro 38 million (from a net loss of euro 124 million in the third quarter of 2012 to a loss of euro 86 million in the third quarter of 2013). In the nine months of 2013, adjusted operating loss decreased by euro 111 million, or 30.2%. Adjusted net loss decreased by 16.9% from the same period of the previous year.

Engineering & Construction
The Engineering & Construction segment reversed the negative performance trends reported in the first half of 2013 and reported an operating profit of euro 238 million. However, this was down by 38.5% from the third quarter of 2012 reflecting ongoing weakness in the business activity. In the nine months of 2013, this segment reported an adjusted operating loss of euro 238 million, compared to the operating profit of euro 1,154 million of the same period in 2012, reflecting marketing and operating difficulties incurred in the first half of 2013 which led management to revise the margin estimates for certain large contracts under completion in particular for the construction of onshore industrial complexes.
Adjusted net profit of euro 165 million in the third quarter of 2013 fell by euro 139 million from a year ago. In the nine months of 2013 the adjusted net loss of euro 354 million fell euro 1,211 million from a profit of euro 857 million in the nine months of 2012, reflecting the above mentioned revised margin estimates.

Summarized Group Balance Sheet7

(euro million)

Dec. 31, 2012	June 30, 2013	Sept. 30, 2013	Change vs. Dec. 31, 2012	Change vs. June 30, 2013

Fixed assets
Property, plant and equipment	63,466	64,441	63,785	319	(656)
Inventories - Compulsory stock	2,538	2,359	2,557	19	198
Intangible assets	4,487	4,533	4,425	(62)	(108)
Equity-accounted investments and other investments	9,347	7,337	7,476	(1,871)	139
Receivables and securities held for operating purposes	1,457	1,474	1,574	117	100
Net payables related to capital expenditure	(1,142)	(1,274)	(1,152)	(10)	122

	80,153	78,870	78,665	(1,488)	(205)
Net working capital
Inventories	8,496	8,035	8,690	194	655
Trade receivables	19,966	20,324	18,615	(1,351)	(1,709)
Trade payables	(14,993)	(13,200)	(13,720)	1,273	(520)
Tax payables and provisions for net deferred tax liabilities	(3,204)	(3,064)	(2,923)	281	141
Provisions	(13,603)	(13,180)	(12,858)	745	322
Other current assets and liabilities	2,473	1,845	2,659	186	814

	(865)	760	463	1,328	(297)
Provisions for employee post-retirement benefits	(1,374)	(1,400)	(1,398)	(24)	2
Assets held for sale including related liabilities	155	107	25	(130)	(82)

CAPITAL EMPLOYED, NET	78,069	78,337	77,755	(314)	(582)

Eni shareholders’ equity	59,060	58,977	59,683	623	706
Non-controlling interest	3,498	2,868	2,926	(572)	58
Shareholders’ equity	62,558	61,845	62,609	51	764
Net borrowings	15,511	16,492	15,146	(365)	(1,346)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,069	78,337	77,755	(314)	(582)

Leverage	0.25	0.27	0.24	(0.01)	(0.03)

The appreciation of the euro vs. the US dollar as of September 30, 2013 from December 31, 2012 (the EUR/USD exchange rate was 1.351 as of September 30, 2013, as compared to 1.319 as of December 31, 2012, up by 2.4%) reduced net capital employed, net equity and net borrowings by euro 1,396 million, euro 1,122 million, and euro 274 million, respectively, due to exchange rate translation differences.

Fixed assets amounted to euro 78,665 million, representing a decrease of euro 1,488 million from December 31, 2012. This reflected a reduction of the line-item "Equity accounted investments and other investments" following the disposal of part of the available-for-sale interests in Snam and Galp, while depreciation, depletion, amortization and impairment charges amounted to euro 6,957 million. These declines were partly offset by capital expenditure incurred in the period (euro 8,984 million).

Net working capital amounted to euro 463 million, representing an increase of euro 1,328 million from December 31, 2012, mainly due to: (i) increased "Other current assets and liabilities" (up euro 186 million) relating to higher receivables accrued vs. joint-venture partners in the Exploration & Production Division; (ii) the net use of risk provisions (up euro 745 million) mainly in the Gas & Power Division; (iii) reduced tax payables and provisions for net deferred tax liabilities (down euro 281 million) due to the recognition of lower net taxes accrued in the period than actual payments.

Shareholders’ equity including non-controlling interest was euro 62,609 million, representing a slight increase of euro 51 million from December 31, 2012. Comprehensive income for the period amounted to euro 4,299 million as a result of net profit for the nine months of 2013 (euro 5,557 million) which was partly offset by foreign currency translation differences (euro 1,122 million). This addition to equity was almost completely offset by dividend payments to Eni’s shareholders and other changes for euro 4,248 million (dividend payments to Eni’s shareholders of euro 3,949 million, including the 2013 interim dividend, and dividends paid to non-controlling interest of Saipem and other subsidiaries).

(7) The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement8

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013	Change

2,804	(126)	4,119	Net profit - continuing operations	6,843	5,557	(1,286)
			Adjustments to reconcile net profit to cash provided by operating activities:
1,560	2,559	2,053	- depreciation, depletion and amortization and other non-monetary items	6,075	6,667	592
(369)	(117)	(3,336)	- net gains on disposal of assets	(739)	(3,504)	(2,765)
2,305	1,562	2,748	- dividends, interest, taxes and other changes	8,575	6,674	(1,901)
(1,708)	448	(363)	Changes in working capital related to operations	(2,001)	(386)	1,615
(2,683)	(2,372)	(2,185)	Dividends received, taxes paid, interest (paid) received	(8,504)	(7,220)	1,284

1,909	1,954	3,036	Net cash provided by operating activities - continuing operations	10,249	7,788	(2,461)
(67)			Net cash provided by operating activities - discontinued operations	15		(15)

1,842	1,954	3,036	Net cash provided by operating activities	10,264	7,788	(2,476)
(3,224)	(2,812)	(3,053)	Capital expenditure - continuing operations	(8,871)	(8,984)	(113)
(263)			Capital expenditure - discontinued operations	(756)		756
(3,487)	(2,812)	(3,053)	Capital expenditure	(9,627)	(8,984)	643
(207)	(63)	(40)	Investments and purchase of consolidated subsidiaries and businesses	(513)	(216)	297
902	2,390	3,545	Disposals	1,676	6,010	4,334
(20)	59	(199)	Other cash flow related to capital expenditure, investments and disposals	(594)	(163)	431

(970)	1,528	3,289	Free cash flow	1,206	4,435	3,229
299	18	(4,556)	Borrowings (repayment) of debt related to financing activities	(37)	(3,602)	(3,565)
3,273	(1,618)	1,481	Changes in short and long-term financial debt	6,850	1,692	(5,158)
(1,364)	(2,129)	(2,039)	Dividends paid and changes in non-controlling interest and reserves	(3,644)	(4,231)	(587)
(11)	(45)	(9)	Effect of changes in consolidation and exchange differences	(8)	(43)	(35)

1,227	(2,246)	(1,834)	NET CASH FLOW	4,367	(1,749)	(6,116)

Change in net borrowings

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013	Change

(970)	1,528	3,289	Free cash flow	1,206	4,435	3,229
			Net borrowings of acquired companies	(2)	(6)	(4)
		(16)	Net borrowings of divested companies	(3)	(16)	(13)
9,626	94	112	Exchange differences on net borrowings and other changes	10,858	183	(10,675)
(1,364)	(2,129)	(2,039)	Dividends paid and changes in non-controlling interest and reserves	(3,644)	(4,231)	(587)
7,292	(507)	1,346	CHANGE IN NET BORROWINGS	8,415	365	(8,050)

Net cash provided by operating activities amounted to euro 7,788 million. Cash from disposals was euro 6,010 million. These flows funded cash outflows relating to capital expenditure totaling euro 8,984 million, investments (euro 216 million) and dividend payments and other changes amounting to euro 4,231 million (euro 1,993 million of which related to the 2013 interim dividend paid to Eni’s shareholders ), also repaying down the Group net debt by euro 365 million from December 31, 2012.
Net cash provided by operating activities was negatively affected by lower receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 388 million; from euro 2,203 million as of December 31, 2012 to euro 1,815 million as of September 30, 2013). Cash from disposals largely related to the sale of the 28.57% stake of Eni East Africa, currently retaining an interest of 70% in the Area 4 mineral property in Mozambique to China National Petroleum Corporation (CNPC) for a net consideration of euro 3,022 million, the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million), the 8% interest in the share capital of Galp (euro 810 million) and marginal assets in the Exploration & Production Division.

(8) Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Buyback program
The Board of Directors has approved the measures to carry out the program of share repurchases by designating certain financial intermediaries in order to commence the purchases over the next weeks. This follows the approval of the share buyback program at the Shareholders’ Meeting held on May 10, 2013 and was announced to the market on that occasion. The program represents an effective and flexible management tool for enhancing shareholders’ value, in line with the policies of capital return adopted by major international oil companies.

Continuing listing standards provided by Article No. 36 of Italian market regulation concerning issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries. These provisions also have a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2013, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd - fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by Division for the third quarter and nine months of 2013 is provided in the following pages.

Exploration & Production

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

				RESULTS	(euro million)
8,736	7,835	8,066	(7.7)	Net sales from operations		26,632	23,684	(11.1)
4,366	3,383	3,935	(9.9)	Operating profit		13,918	11,371	(18.3)
(30)	26	(18)		Exclusion of special items:		(248)	(46)
1	39	2		- asset impairments		92	41
(62)	(14)	(21)		- gains on disposal of assets		(413)	(86)
	9			- provision for redundancy incentives		8	10
1	(2)	(1)		- commodity derivatives		2	(1)
1	(2)	9		- exchange rate differences and derivatives		(13)
29	(4)	(7)		- other		76	(10)
4,336	3,409	3,917	(9.7)	Adjusted operating profit		13,670	11,325	(17.2)
(65)	(62)	(68)		Net financial income (expense) (a)		(201)	(193)
234	263	32		Net income (expense) from investments (a)		476	315
(2,580)	(2,169)	(2,227)		Income taxes (a)		(8,312)	(6,682)
57.3	60.1	57.4		Tax rate	(%)	59.6	58.4
1,925	1,441	1,654	(14.1)	Adjusted net profit		5,633	4,765	(15.4)

				Results also include:
2,122	2,097	1,933	(8.9)	- amortization and depreciation		6,040	5,784	(4.2)
				of which:
473	501	425	(10.1)	exploration expenditure		1,376	1,316	(4.4)
430	400	332	(22.8)	- amortization of exploratory drilling expenditures and other		1,121	1,062	(5.3)
43	101	93	..	- amortization of geological and geophysical exploration expenses		255	254	(0.4)
2,710	2,563	2,537	(6.4)	Capital expenditure		7,165	7,430	3.7
				of which:
621	478	358	(42.4)	- exploratory expenditure (b)		1,447	1,302	(10.0)

				Production (c) (d)
891	845	851	(4.5)	Liquids (e)	(kbbl/d)	871	838	(3.8)
4,545	4,410	4,402	(3.1)	Natural gas	(mmcf/d)	4,473	4,368	(2.4)
1,718	1,648	1,653	(3.8)	Total hydrocarbons	(kboe/d)	1,686	1,633	(3.1)

				Average realizations
96.43	93.25	101.39	5.1	Liquids (e)	($/bbl)	102.99	98.84	(4.0)
6.72	7.35	7.24	7.9	Natural gas	($/mcf)	7.00	7.26	3.7
69.48	68.65	71.90	3.5	Total hydrocarbons	($/boe)	73.17	70.85	(3.2)

				Average oil market prices
109.61	102.44	110.37	0.7	Brent dated	($/bbl)	112.10	108.45	(3.3)
87.69	78.44	83.36	(4.9)	Brent dated	(euro/bbl)	87.51	82.35	(5.9)
92.11	94.12	105.79	14.9	West Texas Intermediate	($/bbl)	96.18	98.13	2.0
2.88	4.01	3.56	23.6	Gas Henry Hub	($/mmbtu)	2.54	3.69	45.3

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 39.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the third quarter of 2013, the Exploration & Production Division reported an adjusted operating profit of euro 3,917 million, representing a decrease of euro 419 million from the third quarter of 2012, down by 9.7%, driven by the appreciation of the euro against the dollar (up 5.9%), which impacted the results reported by subsidiaries whose functional currency is the US dollar, and lower production sold. These negatives were partially offset by higher hydrocarbon realizations in dollar terms (liquids up 5.1%; natural gas up 7.9%) and lower exploration expenses.

Adjusted net profit amounted to euro 1,654 million, representing a decrease of euro 271 million, down by 14.1%, from the third quarter of 2012, due to a lower operating performance and reduced results from equity accounted entities.

In the nine months of 2013, the Exploration & Production Division reported an adjusted operating profit of euro 11,325 million, representing a decrease of euro 2,345 million from the nine months of 2012, or 17.2%, driven by the appreciation of the euro against the dollar, lower dollar realizations on hydrocarbons (down 3.2% on average), and reduced production sold.

Adjusted net profit amounted to euro 4,765 million, representing a decrease of euro 868 million, down by 15.4%, from the nine months of 2012, due to a lower operating performance and lower income from investments.

Special items in operating profit (net gains of euro 18 million and euro 46 million, in the third quarter and in the nine months of 2013, respectively) mainly related to gains on the disposal of certain non strategic assets, net of impairment losses.

Operating review

In the third quarter of 2013, Eni’s liquids and gas production was 1.653 million boe/d (1.633 million boe/d in the nine first half of 2013), with a 3.8% decline from the third quarter of 2012 (down by 3.1% from the nine months of 2012). Performance was affected by force majeure events in Nigeria and Libya, which considerably impacted the production level for the quarter (down by 50 kboe/d), and by the disposals made in 2012 (as compared to the nine months of 2013), while it was partially helped by the restart of the Elgin-Franklin field in the UK, which was off line in 2012 due to an accident. The contribution of the new fields’ start-ups and continuing production ramp-ups mainly in Russia, Algeria, Angola and Egypt, absorbed the effects of planned facility downtimes, particularly in the North Sea, and mature field declines. The share of oil and natural gas produced outside Italy was 89% in the quarter (89% in the nine months of 2013).

Liquids production at 851 kbbl/d decreased by 40 kbbl/d, down by 4.5%. This was driven by disruptions in Libya and Nigeria, planned maintenance downtime and mature field declines. These negatives were partly offset by new field start-ups and production ramp-ups in Egypt, Russia, Algeria and Angola.

Natural gas production at 4,402 mmcf/d reported a decline of 143 mmcf/d from the third quarter of 2012 (down 3.1%). The contribution of new field start-ups and ramp-ups in Russia, Algeria, Egypt and Angola was more than offset by lower productions in Nigeria and mature field declines.

In the nine months of 2013, liquids production at 838 kbbl/d decreased by 33 kbbl/d, or 3.8%. This was driven by lower production in Nigeria and Libya, planned facility downtimes and mature field declines. These negatives were partly offset by start-ups and ramp-ups in Egypt, Angola, Algeria and Russia and higher production in Iraq.

Natural gas production at 4,368 mmcf/d registered a decline of 105 mmcf/d from the nine months of 2012 (down 2.4%).
Lower production in Nigeria and mature field declines were partly offset by additions coming from start-ups and ramp-ups in Russia, Egypt, Algeria and Angola.

Gas & Power

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

				RESULTS (*)	(euro million)
7,276	6,520	6,058	(16.7)	Net sales from operations		27,269	23,420	(14.1)
(764)	(454)	(446)	41.6	Operating profit		(1,405)	(1,005)	28.5
(314)	4	22		Exclusion of inventory holding (gains) losses		(187)	(11)
774	14	68		Exclusion of special items:		1,906	(3)
				- environmental charges		(3)
				- asset impairments		849
(3)				- gains on disposal of assets		(4)
909		20		- risk provisions		986	(82)
				- provision for redundancy incentives		4	1
	133	164		- commodity derivatives			218
(133)	(121)	(116)		- exchange rate differences and derivatives		67	(155)
1	2			- other		7	15
(304)	(436)	(356)	(17.1)	Adjusted operating profit		314	(1,019)	..
(354)	(457)	(379)	(7.1)	Marketing		80	(1,140)	..
50	21	23	(54.0)	International transport		234	121	(48.3)
16	4	9		Net finance income (expense) (a)		24	20
51	56	21		Net income from investments (a)		238	107
171	145	210		Income taxes (a)		(17)	405
(66)	(231)	(116)	(75.8)	Adjusted net profit		559	(487)	..
43	57	64	48.8	Capital expenditure		128	149	16.4

				Natural gas sales	(bcm)
5.96	6.50	6.13	2.9	Italy		24.63	25.16	2.2
13.52	12.54	12.22	(9.6)	International sales		45.61	42.45	(6.9)
10.73	10.06	9.45	(11.9)	- Rest of Europe		38.17	34.65	(9.2)
2.08	1.85	2.19	5.3	- Extra European markets		5.43	5.88	8.3
0.71	0.63	0.58	(18.3)	- E&P sales in Europe and in the Gulf of Mexico		2.01	1.92	(4.5)
19.48	19.04	18.35	(5.8)	WORLDWIDE GAS SALES		70.24	67.61	(3.7)
				of which:
17.32	16.79	16.22	(6.4)	- Sales of consolidated subsidiaries		61.74	60.57	(1.9)
1.45	1.62	1.55	6.9	- Eni’s share of sales of natural gas of affiliates		6.49	5.12	(21.1)
0.71	0.63	0.58	(18.3)	- E&P sales in Europe and in the Gulf of Mexico		2.01	1.92	(4.5)
10.54	8.69	8.45	(19.8)	Electricity sales	(TWh)	32.45	26.30	(19.0)

(*) G&P results include Marketing and International transport activities.
(a) Excluding special items.

Results

In the third quarter of 2013, the Gas & Power Division reported larger adjusted operating losses at euro 356 million, down euro 52 million, or 17.1% from the third quarter 2012. This was mainly driven by the Marketing business which was hit by lowering selling prices to large Italian clients reflecting weak demand and increasing competitive pressure and negative margins on power generation. The International Transport business also posted a declining operating performance (down euro 27 million, or 54%).

Adjusted operating loss for the third quarter of 2013 excludes special charges of euro 68 million (gains of euro 3 million in the nine months) relating mainly to expenses for fair-valued commodity derivatives of euro 164 million (euro 218 million in the nine months) and the reporting in adjusted operating profit of exchange rate differences and derivatives entered to hedge exchange rate risks in commodity pricing formulas (a gain of euro 116 million and euro 155 million in the two reporting periods, respectively).

Adjusted net loss was euro 116 million in the quarter, increasing by euro 50 million from the third quarter of 2012 due to a declining operating performance.

In the nine months of 2013 the Gas & Power Division reported markedly lower results with a loss of euro 1,019 million compared to operating profit of euro 314 million in the nine months of 2012. This negative trend was driven by an ongoing downturn in the gas market in Italy and Europe as described in the third quarter review, as well as the fact that in 2012 the Division recognized the economic benefits associated with the renegotiations of certain contracts which had retroactive effects to the beginning of 2011. The International transport activity also posted a declining operating performance (down 48.3%).

Adjusted net loss for the nine months of 2013 was euro 487 million, a euro 1,046 million decline from the nine months of 2012 also due to lower results of equity accounted entities.

NATURAL GAS SALES BY MARKET

(bcm)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

5.96	6.50	6.13	2.9	ITALY	24.63	25.16	2.2
0.43	0.67	0.24	(44.2)	- Wholesalers	2.90	3.31	14.1
1.34	1.86	2.06	53.7	- Italian exchange for gas and spot markets	5.29	6.70	26.7
1.53	1.64	1.33	(13.1)	- Industries	5.04	4.67	(7.3)
0.03	0.12	0.21	..	- Medium-sized enterprises and services	0.54	0.78	44.4
0.71	0.27	0.53	(25.4)	- Power generation	1.97	1.55	(21.3)
0.34	0.65	0.23	(32.4)	- Residential	3.97	3.77	(5.0)
1.58	1.29	1.53	(3.2)	- Own consumption	4.92	4.38	(11.0)
13.52	12.54	12.22	(9.6)	INTERNATIONAL SALES	45.61	42.45	(6.9)
10.73	10.06	9.45	(11.9)	Rest of Europe	38.17	34.65	(9.2)
0.84	1.26	1.30	54.8	- Importers in Italy	1.86	3.78	..
9.89	8.80	8.15	(17.6)	- European markets	36.31	30.87	(15.0)
1.41	1.18	1.22	(13.5)	Iberian Peninsula	5.09	3.64	(28.5)
1.24	1.65	1.65	33.1	Germany/Austria	5.59	6.13	9.7
1.83	1.93	1.71	(6.6)	Benelux	7.87	6.50	(17.4)
0.15	0.23	0.15		Hungary	1.39	1.24	(10.8)
2.02	0.59	0.59	(70.8)	UK	3.88	2.45	(36.9)
1.63	1.46	1.59	(2.5)	Turkey	5.38	4.84	(10.0)
1.37	1.60	1.13	(17.5)	France	5.92	5.49	(7.3)
0.24	0.16	0.11	(54.2)	Other	1.19	0.58	(51.3)
2.08	1.85	2.19	5.3	Extra European markets	5.43	5.88	8.3
0.71	0.63	0.58	(18.3)	E&P sales in Europe and in the Gulf of Mexico	2.01	1.92	(4.5)
19.48	19.04	18.35	(5.8)	WORLDWIDE GAS SALES	70.24	67.61	(3.7)

Sales of natural gas for the third quarter of 2013 decreased to 18.35 bcm, down 5.8% from the third quarter of 2012, mainly due to the higher flexibility obtained from the renegotiation of long-term supply contracts, against the backdrop of an ongoing downturn in demand, intensified competitive pressure and oversupply. Sales include Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.

Sales volumes in the Italian market amounted to 6.13 bcm, up 2.9% from the third quarter of 2012. This was driven by increases in sales in Italian spot markets (up 0.72 bcm) which were partly offset by lower supplies to the industrial sector (down 0.20 bcm), wholesalers (down 0.19 bcm) and power generation (down 0.18 bcm). The latter was impacted, in addition to lower electricity demand, by inter-fuel competition as market dynamics currently favor clean and renewable energy and the use of coal as fuel due to cost advantages.

Sales in Europe of 8.15 bcm decreased by 1.74 bcm, down 17.6%, particularly in the UK (down 1.43 bcm) due to lower spot sales, France (down 0.24 bcm) and Benelux (down 0.12 bcm) due to lower volumes marketed in the industrial segment. The opposite trend was recorded in sales in Germany/Austria (up 0.41 bcm) which were driven by effective commercial initiatives.
Sales to importers in Italy grew significantly (up 0.46 bcm) due to improved availability of Libyan gas.
Sales in markets outside Europe increased by 5.3% due to higher spot LNG sales in premium markets, mainly in the Far East.

Sales of natural gas in the nine months of 2013 were 67.61 bcm, a decrease of 2.63 bcm from the nine months of 2012, down 3.7%, due to the above mentioned drivers as explained in the review of the third quarter results.

Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico. Excluding the divestment of Galp, the decline in sales goes to 1.5%. Sales in Italy held well due to higher spot sales (up 1.41 bcm) and higher volumes supplied to wholesalers (up 0.41 bcm) driven by effective commercial initiatives. Sales in Europe decreased by 15% in particular in the Iberian Peninsula due to the exclusion of Galp sales (down 1.14 bcm), in the UK and Benelux (down 1.43 bcm and 1.37 bcm, respectively); sales of LNG increased in premium markets, especially in the Far East.

Electricity sales were 8.45 TWh in the third quarter of 2013, decreasing by 19.8% from the third quarter of 2012, due to lower volumes traded on the Italian power exchange and decreasing sales to wholesalers. On the positive side higher sales to the retail segment were recorded. In the nine months of 2013 sales decreased by 19% to 26.30 TWh, for the same drivers explained above.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

(108)	(239)	(210)	(94.4)	Pro-forma adjusted EBITDA	1,078	(510)	..
(190)	(298)	(268)	(41.1)	Marketing	731	(739)	..
82	59	58	(29.3)	International transport	347	229	(34.0)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly-owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.
The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

				RESULTS	(euro million)
17,113	15,839	15,831	(7.5)	Net sales from operations		46,614	45,559	(2.3)
455	(509)	(145)	..	Operating profit		(219)	(702)	..
(428)	292	(5)		Exclusion of inventory holding (gains) losses		(322)	190
25	43	89		Exclusion of special items:		227	125
7	9	19		- environmental charges		14	35
8	25	23		- asset impairments		201	64
	(2)	(2)		- gains on disposal of assets		1	(4)
				- risk provisions		(13)
2	3	2		- provision for redundancy incentives		26	6
	(2)	11		- commodity derivatives			9
2	2	28		- exchange rate differences and derivatives		(13)	9
6	8	8		- other		11	6
52	(174)	(61)	..	Adjusted operating profit		(314)	(387)	(23.2)
(1)	(3)	(1)		Net finance income (expense) (a)		(7)	(3)
38	1	2		Net income (expense) from investments (a)		55	52
(38)	35	22		Income taxes (a)		64	109
51	(141)	(38)	..	Adjusted net profit		(202)	(229)	(13.4)
192	126	160	(16.7)	Capital expenditure		482	370	(23.2)

				Global indicator refining margin
7.96	3.97	2.14	(73.1)	Brent dated	($/bbl)	5.59	3.36	(39.9)
6.37	3.04	1.62	(74.6)	Brent dated	(euro/bbl)	4.36	2.55	(41.5)
7.35	3.76	1.69	(77.0)	Brent/Ural	($/bbl)	5.64	3.25	(42.4)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.65	4.68	4.93	(12.7)	Refining throughputs of wholly-owned refineries		15.49	14.52	(6.3)
8.12	6.80	7.12	(12.3)	Refining throughputs on own account		22.39	20.88	(6.7)
6.74	5.62	5.82	(13.6)	- Italy		18.55	17.27	(6.9)
1.38	1.18	1.30	(5.8)	- Rest of Europe		3.84	3.61	(6.0)
3.05	2.49	2.54	(16.7)	Retail sales		8.32	7.36	(11.5)
2.24	1.71	1.71	(23.7)	- Italy		6.03	5.07	(15.9)
0.81	0.78	0.83	2.5	- Rest of Europe		2.29	2.29
3.25	3.16	3.36	3.4	Wholesale sales		9.41	9.32	(1.0)
2.20	2.08	2.26	2.7	- Italy		6.44	6.20	(3.7)
1.05	1.08	1.10	4.8	- Rest of Europe		2.97	3.12	5.1
0.10	0.11	0.11	10.0	Wholesale sales outside Europe		0.31	0.32	3.2

(a) Excluding special items.

Results

In the third quarter of 2013, the Refining & Marketing Division reported an adjusted operating loss of euro 61 million, compared to an adjusted operating profit of euro 52 million in the third quarter of 2012. The quarter was impacted by markedly lower refining margins (down by 73.1% to 2.14 $/bbl for the average Brent refining margin in the Mediterranean area from the third quarter of 2012) due to structural headwinds in the industry, which were exacerbated by shrinking price differentials between light and heavy crudes negatively impacting the profitability of complex cycles. The negative trading environment was partly counteracted by efficiency gains aimed at reducing energy and operating costs, optimization of plant set-up through the reduction of throughputs at the less competitive refineries.
Marketing results improved compared to the same period last year, due to lower marketing expenses associated with the special marketing initiative made during the summer weekends of 2012 and to a better performance reported by the Wholesale business. On the negative side, lower retail sales due to declining demand for fuels and mounting competitive pressures limited the upside.

Special charges excluded from adjusted operating loss amounted to euro 89 million and mainly related to exchange differences and derivatives of euro 28 million, impairment charges of euro 23 million which were incurred to write down compliance and stay-in-business capital expenditure at certain assets which were impaired in previous reporting periods and provisions for environmental charges of euro 19 million.

In the third quarter of 2013, adjusted net loss was euro 38 million, down by euro 89 million from the adjusted net profit of euro 51 million reported in the third quarter of 2012 mainly due to a lower operating performance.

In the nine months of 2013, the Refining & Marketing Division reported an adjusted operating loss amounting to euro 387 million, down by euro 73 million from the nine months of 2012, due to the same drivers of the third quarter of 2013.

Adjusted net loss amounted to euro 229 million, down by euro 27 million from the nine months of 2012 (euro 202 million) due to higher operating losses.

Operating review

Eni’s refining throughputs for the third quarter of 2013 were 7.12 mmtonnes (20.88 mmtonnes in the nine months of 2013), with a 12.3% decline from the third quarter of 2012 (down 6.7% from the nine months of 2012). In the nine months of 2013 the utilization rate of plant capacity stayed at 68%. In Italy, processed volumes decreased (down 13.6% and 6.9% in the third quarter and the nine months of 2013, respectively), reflecting lower throughputs at the Taranto and Livorno plants which are most exposed to the ongoing industry downturn, and the planned shutdown of the Venice refinery following the start of the Green Refinery project. These negatives were partly offset by higher throughputs at the Sannazzaro and the Gela Refineries affected by the standstill in 2012. Outside Italy, Eni’s refining throughputs decreased by 5.8% from the third quarter of 2012 (down 6% from the nine months of 2012) particularly in the Czech Republic due to planned standstills at the Ceska Rafinerska Refinery.

Retail sales in Italy (1.71 mmtonnes in the quarter, 5.07 mmtonnes in the nine months of 2013) decreased by approximately 530 ktonnes, down 23.7% (approximately 960 ktonnes, down 15.9% in the nine months), driven by declining demand and increasing competitive pressure. Eni’s retail market share of 27.2% decreased by 7.3 percentage points from the third quarter 2012 (34.5%), which benefited from the marketing campaign "riparti con eni" made during the summer weekends of 2012.

Wholesale sales in Italy (2.26 mmtonnes in the quarter, 6.20 mmtonnes in the nine months of 2013) increased by approximately 60 ktonnes, up 2.7% from the same quarter of 2012 (down 3.7% in the nine months) due to higher sale volumes recorded in gasoil and bitumen. These positive effects were partially offset by lower sale volumes recorded in fuel oil and bunkerage driven by declining demand. Average market share in the third quarter of 2013 was 30.3%, in line with 2012.

Retail sales in the rest of Europe (approximately 830 ktonnes in the quarter, 2.29 mmtonnes in the nine months of 2013) slightly increased from the third quarter of 2012 (up 2.5%; basically stable in the nine months) reflecting higher volumes sold in all markets, especially in Germany.

Wholesale sales in the rest of Europe amounted to 1.10 mmtonnes in the third quarter, up 4.8% from the same quarter of 2012 (3.12 mmtonnes in the nine months of 2013, up 5.1% from the same period of 2012) due to higher volumes sold, mainly in France, Germany and Slovenia.

Summarized Group profit and loss account

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

31,494	28,111	29,423	(6.6)	Net sales from operations	94,697	88,699	(6.3)
228	139	343	50.4	Other income and revenues	979	713	(27.2)
(25,298)	(24,251)	(24,096)	4.8	Operating expenses	(73,799)	(73,812)
190	(51)	(37)	..	Other operating income (expense)	(182)	(47)	74.2
(2,533)	(2,489)	(2,330)	8.0	Depreciation, depletion, amortization and impairments	(8,274)	(6,957)	15.9

4,081	1,459	3,303	(19.1)	Operating profit	13,421	8,596	(36.0)
(413)	(434)	(134)	67.6	Finance income (expense)	(1,054)	(735)	30.3
1,538	526	3,639	..	Net income from investments	2,932	4,313	47.1

5,206	1,551	6,808	30.8	Profit before income taxes	15,299	12,174	(20.4)
(2,402)	(1,677)	(2,689)	(11.9)	Income taxes	(8,456)	(6,617)	21.7
46.1	108.1	39.5		Tax rate (%)	55.3	54.4

2,804	(126)	4,119	46.9	Net profit - continuing operations	6,843	5,557	(18.8)
48			..	Net profit - discontinued operations	307		..
2,852	(126)	4,119	44.4	Net profit	7,150	5,557	(22.3)

2,485	275	3,989	60.5	Net profit attributable to Eni’s shareholders	6,329	5,807	(8.2)
2,464	275	3,989	61.9	- continuing operations	6,164	5,807	(5.8)
21			..	- discontinued operations	165		..

367	(401)	130	(64.6)	Net profit attributable to non-controlling interest	821	(250)	..
340	(401)	130	(61.8)	- continuing operations	679	(250)	..
27			..	- discontinued operations	142		..

2,464	275	3,989	61.9	Net profit attributable to Eni’s shareholders - continuing operations	6,164	5,807	(5.8)
(293)	203	(1)		Exclusion of inventory holding (gains) losses	(363)	209
(392)	98	(2,817)		Exclusion of special items	(189)	(2,884)
1,779	576	1,171	(34.2)	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	5,612	3,132	(44.2)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into in order to manage exposure to movements in foreign currency exchange rates which impact industrial margins and the translation of commercial payables and receivables. Accordingly currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Furthermore, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Nine months 2013	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	11,371	(1,005)	(702)	(393)	(248)	(246)	(244)	63	8,596
Exclusion of inventory holding (gains) losses		(11)	190	132				20	331

Exclusion of special items:
environmental charges			35	3			22		60
asset impairments	41		64	6			4		115
gains on disposal of assets	(86)		(4)		111		(2)		19
risk provisions		(82)		4			30		(48)
provision for redundancy incentives	10	1	6	1	7	3	1		29
commodity derivatives	(1)	218	9		1				227
exchange rate differences and derivatives		(155)	9	(9)					(155)
other	(10)	15	6		(109)	(7)	30		(75)

Special items of operating profit	(46)	(3)	125	5	10	(4)	85		172

Adjusted operating profit	11,325	(1,019)	(387)	(256)	(238)	(250)	(159)	83	9,099
Net finance (expense) income (a)	(193)	20	(3)	(1)	(4)	(399)	(6)		(586)
Net income from investments (a)	315	107	52	(1)	(6)	223	(1)		689
Income taxes (a)	(6,682)	405	109	36	(106)	(62)		(20)	(6,320)

Tax rate (%)	58.4	..	..		..				68.7
Adjusted net profit	4,765	(487)	(229)	(222)	(354)	(488)	(166)	63	2,882

of which:
- Adjusted net profit of non-controlling interest									(250)
- Adjusted net profit attributable to Eni’s shareholders									3,132

Reported net profit attributable to Eni’s shareholders									5,807

Exclusion of inventory holding (gains) losses									209
Exclusion of special items									(2,884)

Adjusted net profit attributable to Eni’s shareholders									3,132

(a) Excluding special items.

(euro million)

Nine months 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

E&P	G&P (a)	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	13,918	(1,405)	(219)	(359)	1,133	(253)	1,679	(192)	10	14,312	(1,679)	788	(891)	13,421
Exclusion of inventory holding (gains) losses		(187)	(322)	(26)					(42)	(577)				(577)

Exclusion of special items:
environmental charges		(3)	14	1			71	34		117	(71)		(71)	46
asset impairments	92	849	201	8	21			2		1,173				1,173
gains on disposal of assets	(413)	(4)	1				(22)	(12)		(450)	22		22	(428)
risk provisions		986	(13)			3		4		980				980
provision for redundancy incentives	8	4	26	14	2	9	2	1		66	(2)		(2)	64
commodity derivatives	2				(2)
exchange rate differences and derivatives	(13)	67	(13)	(5)						36				36
other	76	7	11			(2)		21		113				113

Special items of operating profit	(248)	1,906	227	18	21	10	51	50		2,035	(51)		(51)	1,984

Adjusted operating profit	13,670	314	(314)	(367)	1,154	(243)	1,730	(142)	(32)	15,770	(1,730)	788	(942)	14,828
Net finance (expense) income (b)	(201)	24	(7)	(2)	(4)	(731)	(54)	(22)		(997)	54		54	(943)
Net income from investments (b)	476	238	55	1	34	29	38			871	(38)		(38)	833
Income taxes (b)	(8,312)	(17)	64	101	(327)	176	(712)		11	(9,016)	712	(123)	589	(8,427)

Tax rate (%)	59.6	..	..		27.6		41.5			57.6				57.3
Adjusted net profit	5,633	559	(202)	(267)	857	(769)	1,002	(164)	(21)	6,628	(1,002)	665	(337)	6,291

of which:
- Adjusted net profit of non-controlling interest										821			(142)	679
- Adjusted net profit attributable to Eni’s shareholders										5,807			(195)	5,612

Reported net profit attributable to Eni’s shareholders										6,329			(165)	6,164

Exclusion of inventory holding (gains) losses										(363)				(363)
Exclusion of special items										(159)			(30)	(189)

Adjusted net profit attributable to Eni’s shareholders										5,807			(195)	5,612

(a) Following the divestment, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Third quarter 2013	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,935	(446)	(145)	(115)	230	(92)	(51)	(13)	3,303
Exclusion of inventory holding (gains) losses		22	(5)	9				(31)	(5)

Exclusion of special items:
environmental charges			19	1			(14)		6
asset impairments	2		23				2		27
gains on disposal of assets	(21)		(2)		110		(2)		85
risk provisions		20					7		27
provision for redundancy incentives			2		7	1			10
commodity derivatives	(1)	164	11	(1)					173
exchange rate differences and derivatives	9	(116)	28	(5)					(84)
other	(7)		8		(109)	(1)	6		(103)

Special items of operating profit	(18)	68	89	(5)	8		(1)		141

Adjusted operating profit	3,917	(356)	(61)	(111)	238	(92)	(52)	(44)	3,439
Net finance (expense) income (a)	(68)	9	(1)		(2)	(42)			(104)
Net income from investments (a)	32	21	2		(17)	180	(1)		217
Income taxes (a)	(2,227)	210	22	25	(54)	(256)		29	(2,251)

Tax rate (%)	57.4	..	..		24.7				63.4
Adjusted net profit	1,654	(116)	(38)	(86)	165	(210)	(53)	(15)	1,301

of which:
- Adjusted net profit of non-controlling interest									130
- Adjusted net profit attributable to Eni’s shareholders									1,171

Reported net profit attributable to Eni’s shareholders									3,989

Exclusion of inventory holding (gains) losses									(1)
Exclusion of special items									(2,817)

Adjusted net profit attributable to Eni’s shareholders									1,171

(a) Excluding special items.

(euro million)

Third quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

E&P	G&P (a)	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,366	(764)	455	(130)	388	(68)	603	(47)	(411)	4,392	(603)	292	(311)	4,081
Exclusion of inventory holding (gains) losses		(314)	(428)	(44)					295	(491)				(491)

Exclusion of special items:
environmental charges			7				60			67	(60)		(60)	7
asset impairments	1		8							9				9
gains on disposal of assets	(62)	(3)			(1)		(19)	(1)		(86)	19		19	(67)
risk provisions		909				3				912				912
provision for redundancy incentives			2	5	1	1	1			10	(1)		(1)	9
commodity derivatives	1				(1)
exchange rate differences and derivatives	1	(133)	2	(4)						(134)				(134)
other	29	1	6					8		44				44

Special items of operating profit	(30)	774	25	1	(1)	4	42	7		822	(42)		(42)	780

Adjusted operating profit	4,336	(304)	52	(173)	387	(64)	645	(40)	(116)	4,723	(645)	292	(353)	4,370
Net finance (expense) income (b)	(65)	16	(1)			(82)	(61)	(1)		(194)	61		61	(133)
Net income from investments (b)	234	51	38		12	29	15			379	(15)		(15)	364
Income taxes (b)	(2,580)	171	(38)	49	(95)	(6)	(266)		48	(2,717)	266	(31)	235	(2,482)

Tax rate (%)	57.3	..	..		23.8		44.4			55.4				53.9
Adjusted net profit	1,925	(66)	51	(124)	304	(123)	333	(41)	(68)	2,191	(333)	261	(72)	2,119

of which:
- Adjusted net profit of non-controlling interest										367			(27)	340
- Adjusted net profit attributable to Eni’s shareholders										1,824			(45)	1,779

Reported net profit attributable to Eni’s shareholders										2,485			(21)	2,464

Exclusion of inventory holding (gains) losses										(293)				(293)
Exclusion of special items										(368)			(24)	(392)

- Adjusted net profit attributable to Eni’s shareholders										1,824			(45)	1,779

(a) Following the divestment, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Second quarter 2013	E&P	G&P	R&M	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,383	(454)	(509)	(184)	(681)	(77)	(121)	102	1,459
Exclusion of inventory holding (gains) losses		4	292	94				(64)	326

Exclusion of special items:
environmental charges			9	2			36		47
asset impairments	39		25	6			1		71
gains on disposal of assets	(14)		(2)						(16)
risk provisions				4			23		27
provision for redundancy incentives	9		3	1		1	1		15
commodity derivatives	(2)	133	(2)	1	1				131
exchange rate differences and derivatives	(2)	(121)	2	(6)					(127)
other	(4)	2	8				8		14

Special items of operating profit	26	14	43	8	1	1	69		162

Adjusted operating profit	3,409	(436)	(174)	(82)	(680)	(76)	(52)	38	1,947
Net finance (expense) income (a)	(62)	4	(3)		(1)	(211)	(6)		(279)
Net income from investments (a)	263	56	1	(1)	11	1			331
Income taxes (a)	(2,169)	145	35	5	21	157		(18)	(1,824)

Tax rate (%)	60.1	..	..		..				91.2
Adjusted net profit	1,441	(231)	(141)	(78)	(649)	(129)	(58)	20	175

of which:
- Adjusted net profit of non-controlling interest									(401)
- Adjusted net profit attributable to Eni’s shareholders									576

Reported net profit attributable to Eni’s shareholders									275

Exclusion of inventory holding (gains) losses									203
Exclusion of special items									98

Adjusted net profit attributable to Eni’s shareholders									576

(a) Excluding special items.

Breakdown of special items

(euro million)
Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

67	47	6	Environmental charges	117	60
9	71	27	Asset impairments	1,173	115
(86)	(16)	85	Gains on disposal of assets	(450)	19
912	27	27	Risk provisions	980	(48)
10	15	10	Provisions for redundancy incentives	66	29
	131	173	Commodity derivatives		227
(134)	(127)	(84)	Exchange rate differences and derivatives	36	(155)
44	14	(103)	Other	113	(75)

822	162	141	Special items of operating profit	2,035	172

280	155	30	Net finance (income) expense	111	149
			of which:
134	127	84	exchange rate differences and derivatives	(36)	155
(1,174)	(195)	(3,422)	Net income from investments	(2,071)	(3,624)
			of which:
(310)	(174)	(3,422)	- gains on disposal of assets	(317)	(3,596)
		(3,359)	- of which: divestment of the 28.57% of Eni’s interest in Eni East Africa		(3,359)
(288)	(95)		- of which: Galp	(288)	(95)
	(75)		- of which: Snam		(75)
(865)			- revaluation gains	(1,700)
(865)			- of which: Galp	(1,700)
(296)	(24)	434	Income taxes	(234)	419
			of which:
91	90	99	re-allocation of tax impact on intercompany dividends and other special items	107	189
(387)	(114)	335	taxes on special items of operating profit	(341)	230

(368)	98	(2,817)	Total special items of net profit	(159)	(2,884)

Net sales from operations

(euro million)
Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

8,736	7,835	8,066	(7.7)	Exploration & Production	26,632	23,684	(11.1)
7,276	6,520	6,058	(16.7)	Gas & Power	27,269	23,420	(14.1)
17,113	15,839	15,831	(7.5)	Refining & Marketing	46,614	45,559	(2.3)
1,644	1,520	1,453	(11.6)	Versalis	4,885	4,516	(7.6)
3,467	2,011	3,459	(0.2)	Engineering & Construction	9,480	8,458	(10.8)
16	26	17	6.3	Other activities	77	65	(15.6)
345	354	355	2.9	Corporate and financial companies	1,009	1,035	2.6
8	202	(2)		Impact of unrealized intragroup profit elimination	(163)	(29)
(7,111)	(6,196)	(5,814)		Consolidation adjustment	(21,106)	(18,009)
31,494	28,111	29,423	(6.6)		94,697	88,699	(6.3)

Operating expenses

(euro million)
Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

24,129	22,911	22,902	(5.1)	Purchases, services and other	70,378	70,051	(0.5)
919	74	33		of which: other special items	1,026	12
1,169	1,340	1,194	2.1	Payroll and related costs	3,421	3,761	9.9
9	15	10		of which: provision for redundancy incentives and other	64	29
25,298	24,251	24,096	(4.8)		73,799	73,812

Depreciation, depletion, amortization and impairments

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

2,121	2,058	1,931	(9.0)	Exploration & Production	5,948	5,743	(3.4)
104	70	81	(22.1)	Gas & Power	309	242	(21.7)
81	79	76	(6.2)	Refining & Marketing	246	227	(7.7)
22	21	23	4.5	Versalis	65	65
186	181	181	(2.7)	Engineering & Construction	502	537	7.0
17	16	17		Corporate and financial companies	50	47	(6.0)
(7)	(7)	(6)		Impact of unrealized intragroup profit elimination	(19)	(19)
2,524	2,418	2,303	(8.8)	Total depreciation, depletion and amortization	7,101	6,842	(3.6)

9	71	27	..	Impairments	1,173	115	(90.2)

2,533	2,489	2,330	(8.0)		8,274	6,957	(15.9)

Net income from investments

(euro million) Nine months 2013	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	107	107	16	(6)	12	236
Dividends	205		36		116	357
Net gains on disposal	3,359		67		97	3,523
Other income (expense), net	3		21		173	197

	3,674	107	140	(6)	398	4,313

Income taxes

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013	Change

			Profit before income taxes
510	(1,236)	(316)	Italy	1,060	(1,447)	(2,507)
4,696	2,787	7,124	Outside Italy	14,239	13,621	(618)
5,206	1,551	6,808		15,299	12,174	(3,125)
			Income taxes
(190)	(254)	165	Italy	108	10	(98)
2,592	1,931	2,524	Outside Italy	8,348	6,607	(1,741)
2,402	1,677	2,689		8,456	6,617	(1,839)
			Tax rate (%)
..	..	..	Italy	10.2	..	..
55.2	69.3	35.4	Outside Italy	58.6	48.5	(10.1)
46.1	108.1	39.5		55.3	54.4	(0.9)

Adjusted net profit

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

1,925	1,441	1,654	(14.1)	Exploration & Production	5,633	4,765	(15.4)
(66)	(231)	(116)	(75.8)	Gas & Power	559	(487)	..
51	(141)	(38)	..	Refining & Marketing	(202)	(229)	(13.4)
(124)	(78)	(86)	30.6	Versalis	(267)	(222)	16.9
304	(649)	165	(45.7)	Engineering & Construction	857	(354)	..
(41)	(58)	(53)	(29.3)	Other activities	(164)	(166)	(1.2)
(123)	(129)	(210)	(70.7)	Corporate and financial companies	(769)	(488)	36.5
193	20	(15)		Impact of unrealized intragroup profit elimination (a)	644	63
2,119	175	1,301	(38.6)		6,291	2,882	(54.2)
				Attributable to:
1,779	576	1,171	(34.2)	- Eni’s shareholders	5,612	3,132	(44.2)
340	(401)	130	(61.8)	- Non-controlling interest	679	(250)	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2012	June 30, 2013	Sept. 30, 2013	Change vs. Dec. 31, 2012	Change vs. June 30, 2013

Total debt	24,463	24,575	25,946	1,483	1,371
Short-term debt	5,184	5,731	5,795	611	64
Long-term debt	19,279	18,844	20,151	872	1,307
Cash and cash equivalents	(7,765)	(7,850)	(6,016)	1,749	1,834
Securities held for trading and other securities held for non-operating purposes	(34)	(11)	(4,528)	(4,494)	(4,517)
Financing receivables for non-operating purposes	(1,153)	(222)	(256)	897	(34)

Net borrowings	15,511	16,492	15,146	(365)	(1,346)

Shareholders’ equity including non-controlling interest	62,558	61,845	62,609	51	764
Leverage	0.25	0.27	0.24	(0.01)	(0.03)

Bonds maturing in the 18-months period starting on September 30, 2013

(euro million)

Issuing entity	Amount at Sept. 30, 2013 (a)

Eni SpA	1,301
Eni Finance International SA	114

1,415

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2013 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2013 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,250	EUR	1,232	2016	fixed	0.625
Eni SpA	1,000	EUR	994	2023	fixed	3.250
Eni SpA	900	EUR	895	2025	fixed	3.750

			3,121

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

Dec. 31, 2012	June 30, 2013	Sept. 30, 2013

ASSETS
Current assets
Cash and cash equivalents	7,765	7,850	6,016
Other financial activities held for trading			4,522
Other financial assets available for sale	235	213	207
Trade and other receivables	28,747	28,679	27,588
Inventories	8,496	8,035	8,690
Current tax assets	771	758	698
Other current tax assets	1,230	1,045	1,059
Other current assets	1,624	1,391	1,356

	48,868	47,971	50,136
Non-current assets
Property, plant and equipment	63,466	64,441	63,785
Inventory - compulsory stock	2,538	2,359	2,557
Intangible assets	4,487	4,533	4,425
Equity-accounted investments	4,262	4,518	4,468
Other investments	5,085	2,819	3,008
Other financial assets	1,229	1,132	1,165
Deferred tax assets	5,027	5,485	4,324
Other non-current receivables	4,400	3,841	3,558

	90,494	89,128	87,290
Assets held for sale	516	486	389

TOTAL ASSETS	139,878	137,585	137,815
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,223	2,904	2,862
Current portion of long-term debt	2,961	2,827	2,933
Trade and other payables	23,581	22,343	22,000
Income taxes payable	1,622	1,066	991
Other taxes payable	2,162	2,860	2,510
Other current liabilities	1,437	1,221	1,357

	33,986	33,221	32,653
Non-current liabilities
Long-term debt	19,279	18,844	20,151
Provisions for contingencies	13,603	13,180	12,858
Provisions for employee benefits	1,374	1,400	1,398
Deferred tax liabilities	6,740	6,775	5,832
Other non-current liabilities	1,977	1,941	1,950

	42,973	42,140	42,189
Liabilities directly associated with assets held for sale	361	379	364

TOTAL LIABILITIES	77,320	75,740	75,206
SHAREHOLDERS’ EQUITY
Non-controlling interest	3,498	2,868	2,926
Eni shareholders’ equity
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(16)	(15)	(115)
Other reserves	49,438	53,370	52,180
Treasury shares	(201)	(201)	(201)
Interim dividend	(1,956)		(1,993)
Net profit	7,790	1,818	5,807

Total Eni shareholders’ equity	59,060	58,977	59,683
TOTAL SHAREHOLDERS’ EQUITY	62,558	61,845	62,609
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	139,878	137,585	137,815

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

			REVENUES
31,494	28,111	29,423	Net sales from operations	94,697	88,699
228	139	343	Other income and revenues	979	713
31,722	28,250	29,766	Total revenues	95,676	89,412

			OPERATING EXPENSES
24,129	22,911	22,902	Purchases, services and other	70,378	70,051
1,169	1,340	1,194	Payroll and related costs	3,421	3,761
190	(51)	(37)	OTHER OPERATING (CHARGE) INCOME	(182)	(47)

2,533	2,489	2,330	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	8,274	6,957

4,081	1,459	3,303	OPERATING PROFIT	13,421	8,596

			FINANCE INCOME (EXPENSE)
(129)	1,280	1,237	Finance income	6,081	4,464
(251)	(1,666)	(1,377)	Finance expense	(6,902)	(5,186)
(33)	(48)	6	Derivative financial instruments	(233)	(13)
(413)	(434)	(134)		(1,054)	(735)

			INCOME (EXPENSE) FROM INVESTMENTS
92	132	33	Share of profit (loss) of equity-accounted investments	434	236
1,446	394	3,606	Other gain (loss) from investments	2,498	4,077
		3,359	- of which gain on the divestment of the 28.57% stake in Eni East Africa		3,359
1,538	526	3,639		2,932	4,313

5,206	1,551	6,808	PROFIT BEFORE INCOME TAXES	15,299	12,174
(2,402)	(1,677)	(2,689)	Income taxes	(8,456)	(6,617)

2,804	(126)	4,119	Net profit - continuing operations	6,843	5,557
48			Net profit - discontinued operations	307
2,852	(126)	4,119	Net profit	7,150	5,557

			Eni’s shareholders
2,464	275	3,989	- continuing operations	6,164	5,807
21			- discontinued operations	165
2,485	275	3,989		6,329	5,807

			Non-controlling interest
340	(401)	130	- continuing operations	679	(250)
27			- discontinued operations	142
367	(401)	130		821	(250)

			Net profit per share (euro per share)
0.69	0.07	1.10	- basic	1.75	1.60
0.69	0.07	1.10	- diluted	1.75	1.60

			Net profit from continuing operations per share (euro per share)
0.68	0.07	1.10	- basic	1.70	1.60
0.68	0.07	1.10	- diluted	1.70	1.60

COMPREHENSIVE INCOME

(euro million)

Nine Months 2012	Nine Months 2013

Net profit	7,150	5,557
Other items of comprehensive income:
- foreign currency translation differences	89	(1,122)
- fair value evaluation of Eni’s interest in Galp and Snam	432	(36)
- change in the fair value of cash flow hedging derivatives	(66)	(141)
- change in the fair value of available-for-sale securities	5	(2)
- share of "Other comprehensive income" on equity-accounted entities	13
- taxation	24	43

	497	(1,258)

Total comprehensive income	7,647	4,299
Attributable to:
- Eni’s shareholders	6,820	4,578
- Non-controlling interest	827	(279)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2012		62,558
Total comprehensive income	4,299
Dividends distributed to Eni’s shareholders	(3,949)
Dividends distributed by consolidated subsidiaries	(251)
Non-controlling interest due to changes in consolidation	(22)
Acquisition of non-controlling interest relating to Tigáz Zrt	(28)
Other changes	2

Total changes		51

Shareholders’ equity at September 30, 2013		62,609

Attributable to:
- Eni’s shareholders		59,683
- Non-controlling interest		2,926

GROUP CASH FLOW STATEMENT

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

2,804	(126)	4,119	Net profit - continuing operations	6,843	5,557
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,524	2,418	2,303	Depreciation, depletion and amortization	7,101	6,842
9	71	27	Impairments of tangible and intangible assets, net	1,173	115
(92)	(132)	(33)	Share of loss of equity-accounted investments	(434)	(236)
(369)	(117)	(3,336)	Gain on disposal of assets, net	(739)	(3,504)
(275)	(271)	(51)	Dividend income	(431)	(357)
(42)	(31)	(53)	Interest income	(90)	(120)
220	187	163	Interest expense	640	534
2,402	1,677	2,689	Income taxes	8,456	6,617
(891)	194	(248)	Other changes	(1,789)	(73)
			Changes in working capital:
(1,648)	425	(969)	- inventories	(2,269)	(309)
(1,044)	3,217	1,726	- trade receivables	(439)	1,344
1,294	(3,376)	662	- trade payables	196	(1,150)
345	144	(191)	- provisions for contingencies	676	(489)
(655)	38	(1,591)	- other assets and liabilities	(165)	218
(1,708)	448	(363)	Cash flow from changes in working capital	(2,001)	(386)
10	8	4	Net change in the provisions for employee benefits	24	19
186	375	103	Dividends received	660	512
28	37	5	Interest received	53	63
(85)	(254)	(134)	Interest paid	(627)	(827)
(2,812)	(2,530)	(2,159)	Income taxes paid, net of tax receivables received	(8,590)	(6,968)
1,909	1,954	3,036	Net cash provided by operating activities - continuing operations	10,249	7,788
(67)			Net cash provided by operating activities - discontinued operations	15
1,842	1,954	3,036	Net cash provided by operating activities	10,264	7,788
			Investing activities:
(2,751)	(2,269)	(2,660)	- tangible assets	(7,837)	(7,546)
(736)	(543)	(393)	- intangible assets	(1,790)	(1,438)
			- consolidated subsidiaries and businesses	(178)	(28)
(207)	(63)	(40)	- investments	(335)	(188)
(2)	(9)	(5,622)	- securities	(2)	(5,640)
243	(143)	(161)	- financing receivables	(365)	(685)
(87)	221	(147)	- change in payables and receivables in relation to investments and capitalized depreciation	(392)	(8)
(3,540)	(2,806)	(9,023)	Cash flow from investments	(10,899)	(15,533)
			Disposals:
112	134	22	- tangible assets	839	208
31	4	3	- intangible assets	61	7
		3,401	- consolidated subsidiaries and businesses	(2)	3,401
759	2,252	119	- investments	778	2,394
	7	1,105	- securities	32	1,132
56	(28)	(10)	- financing receivables	388	1,305
69	29	80	- change in payables and receivables in relation to disposals	(292)	131
1,027	2,398	4,720	Cash flow from disposals	1,804	8,578
(2,513)	(408)	(4,303)	Net cash used in investing activities (*)	(9,095)	(6,955)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

5,677	1,606	2,260	Proceeds from long-term debt	10,489	4,854
(3,022)	(3,220)	(793)	Repayments of long-term debt	(3,703)	(4,046)
618	(4)	14	Increase (decrease) in short-term debt	64	884
3,273	(1,618)	1,481		6,850	1,692
		(4)	Net capital contributions by non-controlling interest		(4)
7		1	Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	29	1
609		(3)	Disposal (acquisition) of interests in consolidated subsidiaries	605	(28)
(1,956)	(1,956)	(1,993)	Dividends paid to Eni’s shareholders	(3,840)	(3,949)
(24)	(173)	(40)	Dividends paid to non-controlling interests	(438)	(251)
1,909	(3,747)	(558)	Net cash used in financing activities	3,206	(2,539)
2	(15)		Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(4)	(15)
(13)	(30)	(9)	Effect of exchange rate changes on cash and cash equivalents and other changes	(4)	(28)
1,227	(2,246)	(1,834)	Net cash flow for the period	4,367	(1,749)
4,640	10,096	7,850	Cash and cash equivalents - beginning of the period	1,500	7,765
5,867	7,850	6,016	Cash and cash equivalents - end of the period	5,867	6,016

(*) Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

			Financing investments:
(2)		(5,620)	- securities	(2)	(5,620)
293	26	(1)	- financing receivables	(57)	(143)
291	26	(5,621)		(59)	(5,763)
			Disposal of financing investments:
9	7	1,102	- securities	16	1,124
(1)	(15)	(37)	- financing receivables	6	1,037
8	(8)	1,065		22	2,161
299	18	(4,556)	Net cash flows from financing activities	(37)	(3,602)

SUPPLEMENTAL INFORMATION

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

	Effect of investment of companies included in consolidation and businesses
	Current assets	108	26
	Non-current assets	171	27
	Net borrowings	46	(5)
	Current and non-current liabilities	(99)	(19)
	Net effect of investments	226	29
	Non-controlling interest
	Fair value of investments held before the acquisition of control
	Sale of unconsolidated entities controlled by Eni
	Purchase price	226	29
	less:
	Cash and cash equivalents	(48)	(1)
	Cash flow on investments	178	28
	Effect of disposal of consolidated subsidiaries and businesses
61	Current assets	1	61
50	Non-current assets	1	50
16	Net borrowings	5	16
(77)	Current and non-current liabilities	(8)	(77)
50	Net effect of disposals	(1)	50
	Fair value of non-controlling interest retained after disposals
3,359	Gains on disposal	2	3,359
(8)	Non-controlling interest	(1)	(8)
3,401	Selling price		3,401
	less:
	Cash and cash equivalents	(2)
3,401	Cash flow on disposals	(2)	3,401

CAPITAL EXPENDITURE

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

2,710	2,563	2,537	(6.4)	Exploration & Production:	7,165	7,430	3.7
1			..	- acquisition of proved and unproved properties	28		..
621	478	358	(42.4)	- exploration	1,447	1,302	(10.0)
2,059	2,063	2,149	4.4	- development	5,627	6,056	7.6
29	22	30	3.4	- other expenditure	63	72	14.3
43	57	64	48.8	Gas & Power:	128	149	16.4
42	49	60	42.9	- Marketing	120	136	13.3
1	8	4	..	- International transport	8	13	62.5
192	126	160	(16.7)	Refining & Marketing:	482	370	(23.2)
143	93	126	(11.9)	- Refinery, supply and logistics	386	289	(25.1)
49	33	34	(30.6)	- Marketing	96	81	(15.6)
35	58	74	..	Versalis	101	185	83.2
229	151	190	(17.0)	Engineering & Construction	775	680	(12.3)
2	4	4	..	Other activities	10	9	(10.0)
29	45	20	(31.0)	Corporate and financial companies	83	127	53.0
(16)	(192)	4		Impact of unrealized intragroup profit elimination	127	34

3,224	2,812	3,053	(5.3)		8,871	8,984	1.3

In the nine months of 2013, capital expenditure amounted to euro 8,984 million (euro 8,871 million in the nine months of 2012) relating mainly to:
-	development activities deployed mainly in Norway, Angola, the United States, Congo, Italy, Kazakhstan and Nigeria and exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, Togo, Norway, Congo, Angola, the United States and China, as well as acquisition of new licenses in the Republic of Cyprus and in Vietnam;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 680 million);
-	refining, supply and logistics in Italy and outside Italy (euro 289 million) with projects designed to improve the conversion rate and flexibility of refineries, in particular at the Sannazzaro Refinery, as well as expenditure on health, safety and environmental upgrades; the upgrade and rebranding of the refined product retail network in Italy and in the rest of Europe (euro 81 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 85 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	% Ch. III Q. 13 vs. III Q. 12	Nine Months 2012	Nine Months 2013	% Ch.

194	196	153	(21.1)	Italy	551	546	(0.9)
556	556	535	(3.8)	Rest of Europe	1,523	1,674	9.9
310	196	221	(28.7)	North Africa	922	609	(33.9)
896	875	874	(2.5)	Sub-Saharan Africa	2,243	2,480	10.6
175	164	170	(2.9)	Kazakhstan	516	494	(4.3)
291	318	203	(30.2)	Rest of Asia	602	730	21.3
246	230	357	45.1	America	754	838	11.1
42	28	24	(42.9)	Australia and Oceania	54	59	9.3

2,710	2,563	2,537	(6.4)		7,165	7,430	3.7

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

1,718	1,648	1,653	Production of oil and natural gas (a) (b)	(kboe/d)	1,686	1,633
187	181	189	Italy		188	183
162	151	141	Rest of Europe		180	150
593	598	569	North Africa		578	574
387	322	377	Sub-Saharan Africa		352	337
90	105	90	Kazakhstan		102	99
128	150	143	Rest of Asia		123	144
135	110	117	America		125	116
36	31	27	Australia and Oceania		38	30
150.5	140.3	141.8	Production sold (a)	(mmboe)	444.3	417.9

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

891	845	851	Production of liquids (a)	(kbbl/d)	871	838
61	67	77	Italy		63	69
85	76	72	Rest of Europe		96	76
275	259	253	North Africa		264	256
265	240	266	Sub-Saharan Africa		251	248
56	68	55	Kazakhstan		62	61
45	57	47	Rest of Asia		41	49
87	67	72	America		74	69
17	11	9	Australia and Oceania		20	10

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

4,545	4,410	4,402	Production of natural gas (a) (b)	(mmcf/d)	4,473	4,368
697	628	616	Italy		682	630
418	413	375	Rest of Europe		462	407
1,749	1,859	1,739	North Africa		1,727	1,749
671	451	608	Sub-Saharan Africa		553	492
187	199	191	Kazakhstan		223	207
454	509	524	Rest of Asia		448	520
268	241	246	America		281	254
101	110	103	Australia and Oceania		97	109

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (544 and 432 mmcf/d in the third quarter 2013 and 2012, respectively, 459 and 373 mmcf/d in the nine months 2013 and 2012, respectively and 453 mmcf/d in the second quarter 2013).

Versalis

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

			Sales of petrochemical products	(euro million)
839	735	659	Intermediates		2,287	2,077
775	727	750	Polymers		2,466	2,274
30	58	44	Other revenues		132	165

1,644	1,520	1,453			4,885	4,516

			Production	(ktonnes)
886	914	849	Intermediates		3,093	2,657
598	614	576	Polymers		1,505	1,793

1,484	1,528	1,425			4,598	4,450

Engineering & Construction

(euro million)

Third Quarter 2012	Second Quarter 2013	Third Quarter 2013	Nine Months 2012	Nine Months 2013

			Orders acquired
1,432	3,150	711	Engineering & Construction Offshore	5,661	4,866
1,040	1,043	220	Engineering & Construction Onshore	2,456	2,176
126	8	107	Offshore drilling	531	1,020
239	67	372	Onshore drilling	492	499

2,837	4,268	1,410		9,140	8,561

(euro million)	Dec. 31, 2012	Sept. 30, 2013

Order backlog	19,739	19,520